EX-28.h.10

FEE WAIVER AGREEMENT
NATIONWIDE MULTI-CAP PORTFOLIO

THIS FEE WAIVER AGREEMENT, effective as of June 1, 2022, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE MUTUAL FUNDS, a Delaware statutory trust (the “Trust”), on behalf of the Nationwide Multi-Cap Portfolio (the “Fund”).
WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Fund, pursuant to an investment advisory agreement, dated September 18, 2015, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and
WHEREAS, NFA, the Trust and BlackRock Investment Management, LLC (“BlackRock”) have entered into a Subadvisory Agreement with respect to the Fund, effective September 13, 2018, as amended, pursuant to which NFA is legally obligated to pay BlackRock subadvisory fees; and
WHEREAS, BlackRock has issued a letter (the “Letter”), dated May 23, 2022, pursuant to which BlackRock will waive that portion of its subadvisory fee that exceeds an annual rate of 2 bps (0.02%) in connection with its service as a subadviser to the Fund (“Waiver Amount”), resulting in financial savings to NFA; and
WHEREAS, NFA desires to share all of such financial savings resulting from the Letter with shareholders of the Fund.
NOW, THEREFORE, the parties hereto agree as follows:
1. Fee Waiver Amount:
1.1 NFA agrees that each month it shall waive an amount of Advisory Fees with respect to the Fund equal to the amount of subadvisory fees waived for such month by BlackRock pursuant to the Letter.

1.2 NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2. Term and Termination of Agreement:

2.1 This Agreement shall continue in effect for so long as the Letter remains in effect and BlackRock waives subadvisory fees pursuant thereto.
3. Miscellaneous:
3.1 Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or the Fund is subject or by which the Trust or the Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Fund.
IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE MUTUAL FUNDS

By:/s/ Michael S. Spangler
Name: Michael S. Spangler
Title: President

NATIONWIDE FUND ADVISORS

By:/s/ Michael S. Spangler
Name: Michael S. Spangler
Title: President